October 22, 2007

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Attn: Greg Belliston

Re:	BioForm Medical, Inc. (Registration No. 333-145584)

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (“BioForm” or the “Company”), we are filing herewith Amendment No. 3 to BioForm’s S-1 Registration Statement (File No. 333-145584). In addition, we are delivering courtesy copies of the filing marked to show revisions since the filing of Amendment No. 2 filed on October 15, 2007.

In addition, we are providing the following information to supplement our October 15, 2007 response to the Staff’s October 9, 2007 Comment No. 17. For your convenience, we have repeated the Staff’s comment below in bold face type before our supplemental response below. The supplemental response added disclosure appears in regular text and the previously submitted response appears in italics.

17. Please refer to your response to comment 60. Update your filing to clarify how you determined your volatility for each year presented. For stock options granted in fiscal year 2007 it is still not clear why the volatility rate used is significantly lower than most other companies’ that have recently gone public. Please provide additional support clarifying the adequacy of the 45% volatility rate used. In order to help us evaluate your analysis, include the names of the companies that you used as comparables. In addition, revise your disclosures to include all of the disclosures required by paragraph A240(e)(2)(b) of SFAS 123(r).

In response to the Staff’s comment, the Registration Statement has been revised to clarify how the Company determined its volatility with respect to non-employee options for each year presented, including additional support clarifying the adequacy of the 45% volatility rate. The Company set its volatility assumption in fiscal 2007 by using the current historical volatility of five publicly-traded companies it determined to be in its similar industry. The five companies it used were Anika (ANIK), Conceptus (CPTS), LifeCell (LIFC), Mentor (MNT) and Medicis (MRX).

October 22, 2007

While no single company utilized had all of the comparable factors outlined above, the Company believes that they individually and collectively represented a reasonable basis for comparison. Anika (ANIK) markets a variety of hyaluronic acid products, including a recently approved dermal filler. Their most recent fiscal year revenue was $26.8 million and they have been public for 13 years. As of December 31, 2006, Anika had 64 employees and as of June 30, 2007, its market capitalization was approximately $170 million. Conceptus’ (CPTS) most recent fiscal year revenue was $41.9 million, has been public for 9 years, and markets one product for reproductive medical applications. As of December 31, 2006, Conceptus had 181 employees and as of June 30, 2007, its market capitalization was approximately $571 million. LifeCell’s (LIFC) most recent fiscal year revenue was $141.7 million, has been public for 9 years, and markets a variety of products, including those for plastic and reconstructive surgery applications. As of December 31, 2006, LifeCell had 335 employees and as of June 30, 2007, its market capitalization was approximately $1 billion. Mentor’s (MNT) most recent fiscal year revenue was $302.0 million, has been public for 37 years, and markets a variety of products, all in the aesthetics market, including a dermal filler. As of March 31, 2007, Mentor had 950 employees and as of June 30, 2007, its market capitalization was approximately $1.5 billion. Medicis’ (MRX) most recent fiscal year revenue was $349.2 million, has been public for 16 years, and markets a variety of products in the aesthetic and dermatology markets, including the leading dermal filler in the United States. As of March 31, 2007, Medicis had 391 employees and as of June 30, 2007, its market capitalization was approximately $2.1 billion. Anika, LifeCell, Medicis and Mentor each have significant portions of their businesses in the aesthetics market.

Based on the analysis performed, the Company believes that a future volatility assumption of 45% is appropriate and reflects its pre-IPO business cycle. Had we used a volatility rate greater than 45% or even twice this rate, the impact on the compensation expense for non-employee options would not be materially different from the recorded amounts.

In addition, the Company has revised its disclosures to include all of the disclosures required by paragraph A240(e)(2)(b) of SFAS 123R.

October 22, 2007

Please feel free to contact me directly at (650) 320-4872 if you have any questions or concerns.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul